[BBH logo and address]

February 26, 2010

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Brick Barrientos

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment Nos. 7/11
(File Nos. 333-129342, 811-21829)
S000015104, S000015105 and S000015110

Dear Mr. Barrientos:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment Nos. 7/11 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on December 28, 2009, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Comments common for all series

1.	Comment: Page 1, Footnote/Caption Fund Fees and Expenses

Please remove the footnotes regarding the redemption fee and revise the redemption fee line in the “shareholder fees” table to incorporate the relevant information from the footnote.

Response:                      The footnotes have been deleted and the redemption fee line item has been revised as follows:  “Redemption Fee on shares held less than 30 days after purchase”

2.	Comment: Page 1, Fund Fees and Expenses

Please provide the Staff with a completed table of the Annual Fund Operating Expenses and the Expense Example via e-mail prior to filing Post-Effective Amendment Nos. 8/12 to the Trust’s Registration Statement

Response:                      On February 24, 2010, the requested materials were provided via email to Mr. Barrientos.

3.	Comment: Page 3, Concluding Paragraph of Principal Risks

Delete the last sentence “Although U.S. Government agencies and instrumentalities may be chartered or sponsored by acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury.”

Response:                      The sentence has been removed from each Prospectus.

4.	Comment: Page 4, Footnotes to Average Annual Total Returns

The information in the first footnote to this table should be moved to a narrative before the performance table “Average Annual Total Returns.”  The information in the second footnote to this table should also be moved to a narrative adjacent to the performance table.

Response:                      In each Prospectus, both footnotes have been removed and the information from each footnote has been added as a narrative above the performance table.

5.	Comment: Page 4, Investment Adviser

Remove reference to Brown Brothers Harriman & Co. as the administrator to the Fund.

Response:                      The reference has been removed from this section of each Prospectus.

6.	Comment: Page 4, Investment Adviser

Pursuant to Item 5(b) of Form N-1A, limit the disclosure regarding portfolio managers to the name, title and length of service of the portfolio manager.  This disclosure should be limited to 5 years and any information prior to 5 years should be removed.  If providing this information in a table, there is no need to repeat the names of portfolio managers prior to the table.

Response:                      The applicable changes were made in each Prospectus.

BBH Broad Market Fund

7.	Comment: Page 2, Principal Investment Strategies/Principal Risks of the Fund

Please confirm that the Fund invests principally in: (i) junk bonds, (ii) mortgage backed securities, and (iii) derivatives.  Currently the Fund lists these three items as “Principal Risks” of the Fund.  A risk related to an investment strategy should not be included in the Prospectus if such strategy is not principal.

Response:                      Investment in “junk bond” securities is not principal to the Fund; therefore disclosure of such investments and the resulting risks have been removed from the Prospectus.  The Principal Investment Strategies of the Fund have been updated to include reference to the Fund’s investment in mortgage-backed securities and derivative instruments.

8.	Comment: Page 2, Principal Risks of the Fund-Leverage Risk

Discuss the specific types of securities that the Fund uses to engage in leverage.  If the Fund uses any of these types of securities as a principal investment strategy, disclose in “Principal Investment Strategies.”

Response:                      The Leverage Risk disclosure has been updated to reflect the specific type of securities the Fund intends to use to engage in leverage.

9.	Comment: Page 9, Portfolio Manager

Pursuant to Item 10(a)(2) of Form N-1A disclose each portfolio manager’s business experience for the past 5 years.  Revise the current disclosure to comply with this Item and also remove any mention of non-portfolio managers (i.e., Messrs. Schoenfeld, Klotz and Steier).

Response:                      The description of the Portfolio Manager’s business experience has been updated. The reference to Messrs. Schoenfeld, Klotz, and Steier has been removed.

BBH International Equity Fund

10.	Comment: Page 2, Principal Investment Strategies/Principal Risks of the Fund

Please confirm that the Fund invests principally in: (i) emerging markets, and (ii) derivative securities.  Currently the Fund lists these two items as “Principal Risks” of the Fund.  A risk related to an investment strategy should not be included in the Prospectus if such strategy is not principal.

Response:                      Investment in derivative securities is not principal to the Fund, therefore disclosure of such investments and the resulting risks have been removed from the Prospectus.  The Principal Investment Strategies of the Fund have been updated to include reference to the Fund’s investment in emerging markets.

11.	Comment: Page 4, Investment Adviser

Please confirm that the named individual employees of the sub-adviser Walter Scott & Partners Limited are all portfolio managers to the Fund.

Response:                      The disclosure in the Prospectus relating to the Portfolio Managers of the Fund has been updated.

Statement of Additional Information

12.	Comment: Board of Trustees-Compensation

Please provide the Staff with a completed table of the “Trustee Compensation for the Calendar Year Ended 12/31/2009” via e-mail prior to filing Post-Effective Amendment Nos. 8/12 to the Trust’s Registration Statement.

Response:                      On February 24, 2010, the requested materials were provided via email to Mr. Barrientos.

13.	Comment: Portfolio Holdings Information

Please disclose arrangements with service providers, include names and disclose frequency/lag time of disclosing portfolio holdings.

Response:                      The disclosure related to Portfolio Holdings Information has been updated in the SAI.

Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Suzan Barron
Suzan Barron Secretary

[BBH Logo]

February 26, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Brick Barrientos

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment Nos. 7/11
(File Nos. 333-129342, 811-21829)
S000015104, S000015105 and S000015110

Dear Mr. Barrientos:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 7/11 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on December 28, 2009, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b) Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Suzan Barron
Suzan Barron
Secretary